April 8, 2020

Craig Bergman
President, CEO
Vortex Blockchain Technologies Inc.
1401 Ohio Street
Des Moines, IA 50314

       Re: Vortex Blockchain Technologies Inc.
           Form 10-K for Fiscal Year Ended March 31, 2019
           Filed March 10, 2020
           File No 000-55995

Dear Mr. Bergman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2019

Financial Statements, page F-1

1. We note the financial statements included in your filing are labeled "unaudited" and we are unable to locate a report from an Independent Registered Public Accounting Firm.
       Please refer to Rule 8-02 of Regulation S-X for guidance and amend your Form 10-K to include audited financial information, along with a report from your Independent
      Registered Public Accounting Firm.
2. We note your Form 10-Qs for the first three quarters of your fiscal year 2020 were filed in close temporal proximity to your latest Form 10-K. Please tell us whether or not your
      Form 10-Qs were reviewed by an independent registered public accountant. Refer to
      Rule 8-03 of Regulation S-X for guidance.


       In closing, we remind you that the company and its management are responsible for the
 Craig Bergman
Vortex Blockchain Technologies Inc.
April 8, 2020
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kevin Stertzel at (202) 551-3723 or John Cash at (202) 551-3768 with any questions.



FirstName LastNameCraig Bergman                           Sincerely,
Comapany NameVortex Blockchain Technologies Inc.
                                                          Division of
Corporation Finance
April 8, 2020 Page 2                                      Office of
Manufacturing
FirstName LastName